December 7, 2018

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

U.S Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Churchill Downs Incorporated
Form 10-Q for Fiscal Quarter Ended September 30, 2018
Filed October 31, 2018
File No. 001-33998

Dear Mr. Shenk:

We are in receipt of the letter, dated November 28, 2018 (the “Comment Letter”), from the staff of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filing by Churchill Downs Incorporated (the “Company”). The Staff requested that the Company respond to the Comment Letter within ten business days of November 28, 2018, or to advise the Staff when the Company would provide a response.

The Company advises the Commission that it is in the process of preparing a response and, as discussed, respectfully requests an extension until January 11, 2019.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned at (502) 636-4837.

Sincerely,

/s/ Marcia A. Dall
Marcia A. Dall
Chief Financial Officer

cc:	Theresa Brillant, Securities and Exchange Commission
Brad Blackwell, Esq., Churchill Downs Incorporated
Chad Dobson, Churchill Downs Incorporated
Brian Fahrney, Esq., Sidley Austin LLP
Mark Rexroat, PricewaterhouseCoopers LLP

600 N. HURSTBOURNE PKWY, SUITE 400  ●  LOUISVILLE, KY, 40222  ●  (502) 636-4400  ●  www.churchilldownsincorporated.com